FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
 (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from: to ____________
                        Commission file number: 1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(K) MATCHED SAVINGS PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                                     04-3263626
 (State or other jurisdiction o                         (I.R.S. Employer
  incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
        (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 2001 and 2000

The Allmerica Financial Employees' 401(k) Matched Savings Plan
-------------------------------------------------------------------------------
December 31, 2001 and 2000






TABLE OF CONTENTS




Report of Independent Accountants.......................................     1
Statements of Net Assets Available for Benefits.........................     2
Statements of Changes in Net Assets Available for Benefits..............     3
Notes to Financial Statements...........................................     4




Additional Information*



Schedule of Assets Held for Investment Purposes At End of Year..........    10























* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Employees'
  401(k) Matched Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PRICEWATERHOUSECOOPERS LLP

June 24, 2002

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December 31,
------------------------------------------------------------------------------


                                                             2001                        2000
                                                    ----------------------     -----------------------
Assets
Investments, at fair value:

  Non-Affiliated Mutual Funds:
    Fidelity Advisor Income Fund                          $ 67,271,076  *        $          -
    SSGA S&P 500 Index Fund                                 50,277,278  *                   -
    Dreyfus Premier Core Bond Fund                          34,526,769  *                   -
    Putnam Vista Fund                                       14,733,399                      -
    Dreyfus Cash Management Plus Fund                       12,580,734                      -
    CRM Small Cap Value Fund                                11,041,801                      -
    Alliance Premier Growth Fund                            10,254,493                      -
    Berger International Fund                                9,991,660                      -
    TCW Galileo Small Cap Fund                               1,165,968                      -
    MFS High Yield Income Fund                                 289,620                      -

  Investments with First Allmerica Financial
  Life Insurance Company:
  Separate Investment Accounts:
    Growth Stock Fund                                             -                 84,427,505
    Indexed Stock Fund                                            -                 61,161,170
    Balanced Fund                                                 -                 25,873,125
    Select Aggressive G                                           -                 20,277,578
    Select Growth Fund                                            -                 13,378,929
    Select Internationaund                                        -                 12,412,865
    Diversified Bond Fu                                           -                 11,505,660
    Money Market Fund                                             -                  8,939,526
    Select Capital Apprund                                        -                  5,695,424
    Government Securities Fund                                    -                  2,984,907
                                                   ----------------------     -----------------------
                                                            212,132,798            246,656,689

  Allmerica Financial Corporation
    Stock Fund, at fair value                                33,581,727  *          56,533,224

Investment with First Allmerica Financial Life
Insurance Company, at contract value:
    Fixed Interest Fund                                     134,192,821  *         120,704,810

Participant loans                                             9,406,238             10,456,611

Other assets                                                    252,697                454,559
                                                   ----------------------     -----------------------
Net assets available for                                  $ 389,566,281          $ 434,805,893
                                                   ======================     =======================


*Amount represents five percent or more of net assets avaiable for benefits at December 31, 2001.


   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31,
-------------------------------------------------------------------------------

                                                        2001                     2000
                                               -------------------     ------------------
Investment income:
  Net (depreciation) appreciation of:
      Non-Affiliated Mutual Funds                 $  (16,909,736)         $      -
      Separate Investment Accounts                   (10,280,626)           (20,200,328)
      Allmerica Financial Corporation
       Stock Fund                                    (20,795,007)            14,912,315
  Interest and dividend income                        10,801,931              8,012,551
                                               -------------------     ------------------
                                                     (37,183,438)             2,724,538

                                               -------------------     ------------------
Contributions:
  Employer contributions                               5,381,833              6,425,551
  Employee contributions                              19,741,144             19,777,780
                                               -------------------     ------------------
                                                      25,122,977             26,203,331
                                               -------------------     ------------------
  Total (deductions) additions                       (12,060,461)            28,927,869
                                               -------------------     ------------------

Benefit payments                                     (33,190,631)           (51,308,801)
Purchase of life insurance and
  annuity contracts                                       11,480                 13,428
                                               -------------------     ------------------
  Total deductions                                   (33,179,151)           (51,295,373)
                                               -------------------     ------------------

Net decrease during year                             (45,239,612)           (22,367,504)

Transfers out of Plan                                        -               (4,167,536)

Net assets available for benefits,
  beginning of year                                  434,805,893            461,340,933
                                               -------------------     ------------------
Net assets available for benefits,
  end of year                                     $  389,566,281          $ 434,805,893
                                               ===================     ==================









   The accompanying notes are an integral part of these financial statements.
                                       3

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------



NOTE 1 - Description of plan

The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor," or "Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In June 2001, the Board of Directors of the Company appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund. The Sponsor continues to hold those assets invested in its Fixed Interest Fund. The Plan's recordkeeper is Hewitt Associates LLC.

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by Company performance at the discretion of the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock Fund. However, this restriction was not imposed during the 2001 or 2000 plan year.

In 2001 and 2000, the matching contribution rate was 50 cents on every dollar up to the first 6% of compensation contributed to the Plan by a participant. These contributions were allocated to the same investment vehicles as the employee contributions.

Forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to the Dreyfus Cash Management Plus Fund in 2001, and to either the Money Market Fund or the Fixed Interest Fund in 2000. Forfeited amounts are used to offset the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. Forfeitures in the amount of $375,303 during 2000 and 2001 were used to reduce employer contributions in 2001.

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,500 for 2001 and 2000.

Beginning June 12, 2001, participants were no longer able to direct their contributions to or maintain balances in the Separate Investment Accounts of the Sponsor. These investment options have been replaced with non-affiliated mutual funds.

As directed by participant election, contributions after June 12, 2001 may be invested in the Fixed Interest Fund, the non-affiliated mutual funds, or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to employees. Interest income on participant loans totaled $842,106 and $903,444 in 2001 and 2000, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's account balance is immediately vested and includes the employer matching contribution, the employer profit sharing contribution equal to 2% of participant earnings(contributed for plan years 1994 and prior), the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account.

The employer profit sharing contributions (contributed for the plan years 1994 and prior), other than the 2% allocated to the 401(k) account become vested as follows:
                                                  Vested Percentage of
   Completed Years of Service                    Regular Account Balance
   --------------------------                    -----------------------
                1                                         0%
                2                                        25%
                3                                        50%
                4                                        75%
                5                                       100%

The amounts vested at December 31, 2001 and 2000 were $378,763,927 and $433,381,063, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant   accounting  and  reporting  policies  followed  by  the  Plan  are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Interest Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rate was 6.00% for monies invested in 2001 and 2000.

The investment contracts held by the Fixed Interest Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". Assuch, these investments are recorded at contract value, which approximates fair value at December 31, 2001 and 2000.

Investments in Non-Affiliated Mutual Funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company. The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the non-affiliated mutual funds and the Separate Investment Accounts of the Sponsor were as follows:

                                       Period from
                                     July 1, 2001 to        Year Ended
Non-Affiliated Mutual Funds         December 31, 2001    December 31, 2000
---------------------------         -----------------    -----------------
Fidelity Advisor Income Fund              (3.45)%              n/a
SSGA S&P 500 Index Fund                   (6.60)%              n/a
Putnam Vista Fund                        (13.86)%              n/a
Berger International Fund                 (9.31)%              n/a
Alliance Premier Growth Fund             (10.94)%              n/a
Dreyfus Premier Core Bond Fund             0.52 %              n/a
CRM Small Cap Value Fund                   3.44 %              n/a
Dreyfus Cash Management Plus Fund          1.44 %              n/a
TCW Galileo Small Cap Fund               (21.32)%              n/a
MFS High Yield Income Fund                 0.31 %              n/a

                                       Period from
                                     January 1, 2001        Year Ended
Separate Investment Accounts         to June 30, 2001     December 31, 2000
----------------------------        -----------------     -----------------
Growth Stock Fund                         (8.97)%             (9.46)%
Indexed Stock Fund                        (7.21)%             (8.75)%
Select Aggressive Growth Fund            (12.36)%            (23.89)%
Select International Equity Fund         (14.23)%             (8.08)%
Select Growth Fund                       (14.84)%            (17.14)%
Balanced Fund                             (0.88)%             12.53 %
Select Capital Appreciation Fund          (0.35)%              7.85 %
Money Market Fund                          3.29 %              6.70 %
Diversified Bond Fund                      3.41 %             11.11 %
Government Securities Fund                 3.32 %             10.87 %

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above Fund returns.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. Beginning June 12, 2001, State Street Bank and Trust Company became the Trustee of the Fund. The investment return for 2001 and 2000 was (37.46)% and 30.47%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain of the non-affiliated mutual fund options and for such agreements receives a portion of 12b-1 fees. The reimbursement is calculated based on the value of each respective options' average daily net assets. These reimbursements are used to reduce fees charged by Hewitt Associates LLC to the Sponsor for certain administrative and professional services.

Beginning June 12, 2001, State Street Bank and Trust Company began providing certain trustee services for the plan. These fees are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the Plan.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant's option.

NOTE 5 - Significant transactions and other matters

During the second quarter of 2000, the Sponsor adopted a formal company-wide restructuring plan. This plan consisted of various initiatives resulting in the elimination of approximately 360 positions, of which 240 employees were terminated as of December 31, 2001 and 120 vacant positions have been eliminated. Plan assets declined during 2001 and 2000 as a result of increased withdrawals related to these terminated employees.

On October 6, 1999, Allmerica Financial Corporation entered into an agreement with Great-West Life and Annuity Insurance Company of Denver (Great-West), which provided for the sale of the Company's group life and health business effective March 1, 2000. As a result of this sale, a certain number of Plan participants became employees of Great-West. The Plan assets of the affected participants totaled $4,167,536 and were transferred to a Great-West 401(k) plan during 2000.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2001
-------------------------------------------------------------------------------

          Identity of                         Description                  Shares or         Contract or
             Issue                           of Investments                  Units       Current Value
Investment with First
Allmerica Financial Life
Insurance Company:**

    Fixed Interest Fund          Interest rates at 6.00%                                      134,192,821  *

Investments with
Non-Affiliated Mutual Funds:

    Fidelity Advisor Income      Diversified portfolio of mid- to             2,743,519        67,271,076  *
    Fund                         large-cap value companies

    SSGA S&P 500 Index Fund      Common stocks which comprise S&P 500         2,657,361        50,277,278  *
                                 Composite Stock Index

    Dreyfus Premier Core Bond    Broad-based, intermediate-term bond          3,455,786        34,526,769  *
    Fund                         fund designed to offer diversified
                                 exposure to the domestic fixed-income
                                 market

    Putnam Vista Fund            Growth oriented, mid-cap fund with           1,705,255        14,733,399
                                 domestic focus


    Alliance Premier Growth      Large-cap growth fund investing in             969,234        10,254,493
    Fund                         companies with above average earnings
                                 growth

    Berger International         Portfolio of value oriented, foreign           955,226         9,991,660
    Fund                         mid- and large-cap multinational
                                 companies (sub-advised by Bank of
                                 Ireland Asset Management)

    TCW Galileo Small            Small- to mid-cap aggressive growth             62,086         1,165,968
    Cap Fund                     fund

                                       10

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year (continued)
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2001
-------------------------------------------------------------------------------


          Identity of                         Description                  Shares or         Contract or
             Issue                           of Investments                  Units          Current Value
Investments with
Non-Affiliated Mutual Funds
(continued):

    Dreyfus Cash Management      Short-term money market fund that            1,236,177        12,580,734
    Plus Fund                    invests primarily in high-quality
                                 domestic and foreign U.S. Dollar
                                 denominated money market instruments

    CRM Small Cap                Small-cap fund focused on long-term            531,879        11,041,801
    Value Fund                   capital appreciation by investing in
                                 value-oriented securities

    MFS High Yield Income Fund   Portfolio that seeks high current               29,738           289,620
                                 income by investing in higher
                                 yielding, lower rated debt of
                                 financially weaker companies

Allmerica Financial              Common stock traded on the New York            737,236        33,581,727 *
Corporation Stock Fund           Stock Exchange and cash equivalents

Participant loans                Interest rates from 6.0% to 10.5%                              9,406,238



Other assets                     Individual annuities and life                                    252,697
                                 insurance contracts purchased from
                                 First Allmerica Financial Life
                                 Insurance Company **



Total Investments                                                                            $389,566,281
                                                                                          ================


*   Amount represents five percent or more of net assets available for benefits.
**  Represents party-in-interest.

                                       11

                                   SIGNATURES

"The Plan". Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


            THE ALLMERICA FINANCIAL EMPLOYEES'
            401(K) MATCHED SAVINGS PLAN
            (Name of Plan)

            /s/ Barbara Z. Rieck

            Plan Administrator:  First Allmerica Financial
            Life Insurance Company by Barbara Z. Rieck
            Manager of Retirement Services


            June 25, 2002




                                       12

Exhibit Index

Exhibit 23.1      Consent of Independent Accountants




                                       13

Exhibit 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-576) of Allmerica Financial Corporation of our report dated June 24, 2002 relating to the financial statements of The Allmerica Financial Employees' 401(k) Matched Savings Plan, which appears in this Form 11-K.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 24, 2002



                                       14